CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, R. Bruce Kennedy, P.E., and report, NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina dated December 23, 2011 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2016, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 22nd day of March, 2017.
Yours very sincerely,

   /s/ R. Bruce Kennedy
R. Bruce Kennedy, P.E.